Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 30, 2009 with respect to the consolidated financial statements and internal control over financial reporting appearing in the 2008 Annual Report of Center Financial Corporation on Form 10-K for the year ended December 31, 2008 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

As discussed in Note 2 to the consolidated financial statements, Center Financial Corporation adopted EITF issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” in 2008.

/s/ GRANT THORNTON LLP

Los Angeles, California

February 25, 2010